AMERIS BANCORP

310 First Street, Southeast

Moultrie, Georgia 31768

January 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Era Anagnosti

Re:	Ameris Bancorp
Registration Statement on Form S-4
Filed December 7, 2015
File No. 333-208355

Ladies and Gentlemen:

On behalf of Ameris Bancorp (“ABCB”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 1 (the “Amendment”) to ABCB’s Registration Statement on Form S-4 (File No. 333-208355) (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement filed with the Commission on December 7, 2015. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated December 18, 2015 to Mr. Dennis J. Zember Jr. (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained in the Registration Statement.

Set forth below are ABCB’s responses to the Comments. Responses to Comments regarding Jacksonville Bancorp, Inc. (“JAXB”) are based on information provided by JAXB. For the convenience of the Staff, ABCB has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Prospectus Cover Page

1.	We note your disclosure that the merger is subject to a floor price. We also note the “Termination Rights and Merger Consideration Adjustment; Termination Fee” disclosure on page 90. For consistency, please revise your disclosure here to indicate that if the two pricing conditions described on page 91 are met, then JAXB may terminate the merger agreement, and once the right of termination has been exercised, then ABCB would have the option of increasing the consideration payable to JAXB shareholders by increasing the exchange ratio or by paying them cash merger consideration. Please advise whether the number of shares subject to registration contemplates the shares of common stock ABCB may issue in connection with the increase of the exchange ratio if JAXB exercises its termination right.

In response to the Staff’s Comment, the prospectus cover page has been revised to further explain JAXB’s right to terminate the merger agreement in the event a specified price floor is reached and ABCB’s right upon JAXB’s exercise of such termination right to adjust the merger consideration and thereby obligate JAXB to complete the transaction.

The number of shares set forth under the heading “Amount to be registered” in the Calculation of Registration Fee table on the cover page of the Registration Statement does not include any additional shares of common stock ABCB may issue in the event of an adjustment to the exchange ratio pursuant to the merger agreement. In such an event, ABCB could issue a greater number of shares the exact number of which is not determinable at this time.  Footnote 1 to the Calculation of Registration Fee table has been revised to state that such additional indeterminable number of shares are also registered under the Registration Statement.

Proposal 1 – The Merger Proposal

Opinion of Our Financial Advisor, page 64

2.	Please disclose the amount payable by Jacksonville Bancorp to Hovde Group upon completion of the merger (i.e. the “completion fee”) as required by Item 4(b) of Form S-4.

In response to the Staff’s Comment, page 65 has been revised to disclose that, at the time the merger is completed and contingent upon the completion of the merger, JAXB will pay Hovde Group, LLC a completion fee equal to 0.60% of the aggregate merger consideration, as calculated in accordance with the engagement letter. ABCB intends to disclose the approximate amount of such fee, assuming the merger had occurred on February 1, 2016, by means of a Pre-Effective Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 73

3.	Please delete the last sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute disclosure for purposes of the registration statement. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for further guidance.

In response to the Staff’s Comment, the sentence that purports to limit reliance has been deleted.

* * *

As requested by the Staff of the Commission, ABCB acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve ABCB from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) ABCB may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to ABCB, at 404-420-4646.

Very truly yours,

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.

Chief Executive Officer